Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 033-24346
LEI: 2138000NZ22GS950SW84

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

22 March 2018

GKN plc (“GKN”)

Publication of letter to shareholders and circular in response to revised offer

The Board of GKN (the “Board”) announces that following the publication by Melrose Industries PLC (“Melrose”) of a revised offer document in connection with the unsolicited offer made by Melrose to acquire the entire issued and to be issued share capital of GKN for 1.69 new Melrose shares and 81 pence in cash per share (the “Offer”), it is today publishing a response circular (the “Shareholder Circular”), as required by Rule 32.6 of the City Code on Takeovers and Mergers (the “City Code”).

The Board continues to view the Offer as entirely opportunistic and believes that its terms fundamentally undervalue GKN and its prospects. A letter from the Chairman of GKN to GKN shareholders (the “Letter”), which is being sent to shareholders with the Shareholder Circular, is set out below.

LETTER TO GKN SHAREHOLDERS FROM THE CHAIRMAN OF GKN

GKN plc GKN plc is registered in England No. 04191106	GKN plc PO Box 55 Ipsley House Ipsley Church Lane Redditch Worcestershire, B98 OTL England T+44 (0)1527517715 T+44 (0)1527517700

22nd March 2018

Dear Shareholder,

I am writing to reiterate why your Board had no hesitation in unanimously rejecting Melrose’s revised offer for GKN, and why we urge you to do the samel. If you agree with your Board, you do not need to do anything; do not complete any form of acceptance or respond to any correspondence from Melrose or its advisers. With this letter, I enclose a circular in response to Melrose’s revised offer, as required by Rule 32.6 of the City Code on Takeovers and Mergers.

We firmly believe our new strategy is the right one to maximise shareholder value

As we have laid out clearly over the last few weeks, we believe that your new management team has the right strategy to maximise the value of your company. By separating our Aerospace and Driveline businesses, we plan to create two companies able to deliver world class financial performance. We are confident that through this separation and Project Boost, we will create far greater value for you than the Melrose offer.

The attractive combination of GKN Driveline and Dana accelerates the delivery of our strategy and we believe this will bring significant synergies through the creation of a world leading driveline business, which are over and above the GKN Driveline Project Boost target. Dana has also announced that it will seek a standard listing on the London Stock Exchange, enabling more GKN shareholders to benefit from the significant value creation we believe this combination will deliver.

Once GKN’s world class Aerospace business becomes a standalone company, we expect it to positively re-rate in line with peers, further increasing its value beyond that created by Project Boost. Furthermore, our strategy is designed to put the standalone Aerospace business on a firm financial footing.

Following the Dana transaction and the binding agreement reached with the UK pension trustees, GKN has agreed actions to:
●	Wholly eliminate the UK IAS 19 deficit;
●	Approximately halve the pension liabilities of the group’s schemes to enable GKN Aerospace to operate with pension schemes that have been right-sized in proportion to its EBITDA; and
●	Adopt an investment strategy to substantially reduce the future volatility of the remaining UK schemes.

Finally, we are progressing with the disposals of our non-core businesses over the next 12 to 18 months and plan to return up to £2.5bn in cash to our shareholders over the next three years.

We believe Melrose’s offer is wholly inadequate in comparison to the value creation potential inherent in this strategy.

Reject Melrose’s offer and do not complete any form of acceptance

Airbus has publicly stated its significant concerns about GKN being owned by a company with a short term investment horizon. We believe that Airbus is right to be concerned about such an approach and the comments from Airbus reinforce our firmly held belief that Melrose is not an appropriate owner of GKN. Indeed, throughout this process, Melrose has shown itself to be an unsuitable steward of your company with no long term plan.

We ask you for your support as we continue to transform GKN. Allow our new leadership team to run your company, to remove the uncertainty for our customers and employees, and to maximise the full potential of our world class businesses for your benefit.

Do not complete any form of acceptance from Melrose or its advisers

Yours sincerely,

Mike Turner CBE, Chairman of GKN

Note:

1. Please remember: based on the current timetable, if you accept Melrose’s offer you will not be able to withdraw your acceptance.

Contacts:

GKN plc
Guy Stainer, Investor Relations Director
Tel: +44 (0)20 7463 2382

FTI Consulting
Andrew Lorenz / Richard Mountain
Tel: +44 (0)203 727 1340

Gleacher Shacklock (Financial Adviser to GKN plc)
Tim Shacklock, Dominic Lee, Tom Quinn
Tel: +44 (0)20 7484 1150

J.P. Morgan Cazenove (Financial Adviser and Corporate Broker to GKN plc)
Robert Constant, Dwayne Lysaght, Stephen Smith
Tel: +44 (0)20 7742 4000

UBS (Financial Adviser and Corporate Broker to GKN plc)
Hew Glyn Davies, James Robertson, Jonathan Retter
Tel: +44 (0)20 7567 8000

Publication on a website

In accordance with the requirements of Rule 26.1 of the City Code: (i) a copy of the Shareholder Circular and the Letter will shortly be made available on www.gkn.com and a copy of the Shareholder Circular and the Letter have been submitted to the National Storage Mechanism and will shortly be made available for inspection at www.morningstar.co.uk/uk/NSM/; and (ii) a copy of this announcement will be published on the GKN website (www.gkn.com) by no later than 12 noon on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Further information

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Gleacher Shacklock LLP (“Gleacher Shacklock”), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than GKN for providing the protections afforded to clients of Gleacher Shacklock or for providing advice in connection with the subject matter of this announcement or any other matter referred to herein.

J.P. Morgan Securities plc (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan Cazenove”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. J.P. Morgan Cazenove is acting exclusively as financial adviser to GKN and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than GKN for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, nor for providing advice in relation to any matter referred to herein.

UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. UBS is acting exclusively as financial adviser to GKN and no one else for the purpose of the consideration of a proposed acquisition by Melrose and will not be responsible to anyone other than GKN for providing the protections offered to clients of UBS nor for providing advice in relation to the subject matter of this announcement or any transaction, arrangement or other matter referred to herein.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Cautionary Statement – other matters

This announcement contains forward looking statements in relation to matters other than the agreement between GKN and Dana Incorporated (“Dana”) on the proposed combination of GKN’s Driveline business and Dana to create Dana plc (the “Proposed Transaction”) which are made in good faith based on the information available at the time of its approval. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Nothing in this document should be regarded as a profit forecast.

Cautionary statement – Proposed Transaction

This announcement contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this announcement may include statements about the expected effects of the Proposed Transaction on GKN, Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “positioned,” “strategy,” “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to closing and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN’s or Dana’s businesses; the risk that disruptions from the Proposed Transaction will harm GKN’s or Dana’s business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption “Risk Factors”. Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc’s ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana’s stockholders (the “Proxy Statement”), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (the “Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND DANA PLC. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

Participants in the solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available.